Exhibit 99.1

SPI Energy Co., Ltd. Announces Repurchase of EnSync Shares

HONG KONG, July 13, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ:SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced the buyback of preferred shares in EnSync, Inc. (“EnSync”).

On August 30, 2016, SPI Solar, Inc. (“SPI Solar”), a subsidiary of the Company, entered into an agreement (the “Melodious SPA”) with Melodious Investments Company Limited (“Melodious”) and certain other party to sell to Melodious 8,000,000 shares of common stock, 7,012 shares of series C-1 convertible preferred stock and 4,341 shares of C-2 convertible preferred stock of EnSync for an aggregate price of US$17 million, which sale was completed in December 2016.  Pursuant to the Melodious SPA, Melodious has the right to request SPI Solar to repurchase 7,012 shares of the C-1 preferred stock and 4,341 shares of the C-2 preferred stock under certain circumstances.  In April 2017, Melodious exercised such right and requested that SPI Solar repurchase those preferred stocks at a per share price of US$1,018.25, with a total repurchase consideration of US$11.6 million plus interest.  The aforementioned repurchase was completed on July 10, 2017.  Among the repurchase consideration, US$8.5mn was set off against the outstanding payment obligation of Melodious under the Melodious SPA with net payment by SPI Solar in the amount of US$3.2 million.  After the completion of this repurchase, SPI Solar holds 28,048 shares of series C preferred stock of EnSync (consisting of 7,012 shares of each of series C-1, C-2, C-3 and C-4 preferred stock) and a warrant to purchase 50 million shares of common stock of EnSync, subject to certain conditions. Those preferred stocks and the warrant were originally acquired by SPI Solar from EnSync in July 2015.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com.

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com